UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2) *

Given Imaging Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
2797140
(CUSIP Number)
Paul Weinberg, Adv. Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 23, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	RDC Rafael Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	2,732,310
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	2,732,310
11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,732,310
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			10.0%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	DEP Technology Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	2,732,310
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	2,732,310
11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,732,310
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			10.0%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	8,904,220 (1)
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	5,441,779
11	Aggregate Amount Beneficially Owned by Each Reporting Person			8,904,220 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			32.6% (1)
14.	Type of Reporting Person (See Instructions)
CO

(1)  Includes an aggregate of 3,462,441 shares that are owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC described in Item 6 of Amendment No. 1 on Schedule 13D/A previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to Given Imaging Ltd.

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			X
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	8,904,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	8,904,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			8,904,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			32.6%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	8,904,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	8,904,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			8,904,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			32.6%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	8,904,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	8,904,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			8,904,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			32.6%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	8,904,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	8,904,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			8,904,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			32.6%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	8,904,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	8,904,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			8,904,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			32.6%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	8,904,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	8,904,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			8,904,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			32.6%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	8,904,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	8,904,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			8,904,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			32.6%
14.	Type of Reporting Person (See Instructions)
	IN

This Amendment No. 2 on Schedule 13D/A (the "Amendment") amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.05 per share, of Given Imaging Ltd. (the "Statement") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of an underwritten public offering in which the Issuer and certain selling shareholders of the Issuer, including one of the Reporting Persons, sold Ordinary Shares on June 23, 2004 (the "Public Offering") pursuant to the Prospectus dated June 17, 2004 filed by the Issuer with the Securities and Exchange Commission (the "Prospectus").

The following amends Items 1, 2, 5, 6 and 7 of the Statement.

Item 1. Security and Issuer

The Ordinary Shares are traded on the NASDAQ National Market System and are listed for trading on the Tel Aviv Stock Exchange.

Item 2. Identity and Background

(a), (b) and (c): The Reporting Persons.

The address of DIC's principal office is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

The address of Nochi Dankner is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is businessman, the chairman and chief executive officer of IDB Holding and chairman of IDB Development, DIC and Clal Industries and Investments Ltd., an Israeli public corporation with its principal office at the Triangular Tower, 45th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel, which is a subsidiary of IDB Development.

As of July 20, 2004:

IDB Development owned approximately 64.7% of the outstanding shares of DIC.

IDB Holding owned approximately 57.8% of the outstanding shares of IDB Development.

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 45% and 13% respectively of the outstanding shares of, and control, Ganden Holdings. Pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting in the aggregate up to 9% of the outstanding shares of such corporation at the time this option will be exercised for the last time. Also, Nochi Dankner granted to three of Ganden Holdings' other shareholders, owning approximately 12% in the aggregate, a tag along right to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and one of such shareholders agreed to vote all its shares of Ganden Holdings, constituting approximately 2% of Ganden Holdings' outstanding shares, in accordance with Nochi Dankner's instructions.

In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, another private Israeli corporation which is controlled by them through Ganden Holdings owned approximately 0.17% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.92% of the outstanding shares of IDB Holding.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 0.04% of the outstanding shares of IDB Holding.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned approximately 0.04% of the outstanding shares of IDB Holding.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D, E and F previously attached to the Statement.

(d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate's Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has been heard, but not yet decided upon by the District Court. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

As of June 23, 2004:

RDC owned directly 2,732,310 Ordinary Shares, or 10.0% of the outstanding Ordinary Shares. RDC shares the power to vote and dispose of these Ordinary Shares.

DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, these 2,732,310 Ordinary Shares.

Elron owned directly 2,709,469 Ordinary Shares, or approximately 9.9% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 2,732,310 Ordinary Shares owned by RDC, and also, by reason of a voting agreement between Elron and DIC dated September 29, 2003, as described in Item 6 of Amendment No. 1 to the Statement, Elron shares the power to vote 3,462,441 Ordinary Shares owned by DIC. As a result of the foregoing, Elron may be deemed beneficial owner of a total of 8,904,220 Ordinary Shares, constituting approximately 32.6% of the outstanding Ordinary Shares.

DIC owned directly 3,462,441 Ordinary Shares, or approximately 12.7% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 5,441,779 Ordinary Shares owned by RDC and Elron, or a total of 8,904,220 Ordinary Shares, constituting approximately 32.6% of the outstanding Ordinary Shares.

IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 8,904,220 Ordinary Shares held by RDC, Elron and DIC, or approximately 32.6% of the outstanding Ordinary Shares.

According to the information contained in the Prospectus there were 27,325,085 outstanding Ordinary Shares as of June 23, 2004. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

On May 30, 2004, Elron sold 21,751 Ordinary Shares at a price of $2.27 per share to Mr. Ami Erel, the chairman of Elron and the president and chief executive officer of DIC, pursuant to an option granted by Elron to him in March 2001 to acquire such Ordinary Shares from Elron, which he exercised on May 30, 2004.

On June 23, 2004, RDC sold in the Public Offering a total of 300,000 Ordinary Shares at a price of $32.00 per share (less underwriting discount).

Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days preceding June 23, 2004.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned as of June 23, 2004 an aggregate of 62,558 Ordinary Shares (including 36,000 Ordinary Shares that may be acquired pursuant to options that are exercisable within 60 days of June 23, 2004 to purchase such shares from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days preceding June 23, 2004, except for (1) Mr. Ami Erel, the chairman of the boards of directors of RDC and Elron and the president and chief executive officer of DIC, who acquired from Elron 21,751 Ordinary Shares on May 30, 2004 as set forth above, and (2) Dr. Dalia Megiddo, a director of Elron, who purchased on June 23, 2004 from the Issuer 10,300 Ordinary Shares at a price per share ranging from $8.03 to $12.15 pursuant to options exercised by her, and sold on same day in the Public Offering such Ordinary Shares at a price of $32.00 per share (less underwriting discount).

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

In connection with the Public Offering, each of RDC, Elron and DIC entered into a lock-up letter agreement with the underwriters for the Public Offering under which, subject to certain exceptions, they have agreed not to sell or otherwise dispose of their Ordinary Shares until September 16, 2004 without the prior consent of Merrill Lynch & Co. and Citigroup Global Markets, Inc.

Item 7. Material to be filed as Exhibits
Schedules A, B, C, D, E and F	-

Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding.

Exhibit 1		The Lock-up Letter Agreement executed by RDC, dated May 18, 2004.
Exhibit 2		The Lock-up Letter Agreement executed by Elron, dated May 21, 2004.
Exhibit 3		The Lock-up Letter Agreement executed by DIC, dated May 24, 2004.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: July 29, 2004

RDC RAFAEL DEVELOPMENT CORPORATION LTD.
DEP TECHNOLOGY HOLDINGS LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: IDB HOLDING CORPORATION LTD.

BY: /s/Haim Tabouch and Arthur Caplan

Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the Statement as Exhibits 2 through 10.

Schedule A

Directors and Executive Officers

o f

RDC Rafael Development Corporation Ltd.

(as of July 20, 2004)

Citizenship is the same as country of address, unless otherwise noted.
Name & Address	Position	Current Principal Occupation
Ami Erel (1) 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	President and Chief Executive Officer of DIC.
Raanan Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Vice President of DIC.
Avishai Friedman 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Director	Manager, Business Development of Elron.
Jacob Ironi Rafael, Haifa, Israel	Director	Director Subsidiary Companies of Rafael Armament Development Authority Ltd.
Michael Wainer Rafael, Haifa, Israel	Director	Vice President for Finance and Chief Financial Officer of Rafael Armament Development Authority Ltd.
Giora Shalgi (2) Rafael, Haifa, Israel	Director	President and Chief Executive Officer of Rafael Armament Development Authority Ltd.
Doron Birger 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Director	President and Chief Executive Officer of Elron.
Tal Raz 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President, Chief Financial Officer of Elron.
Eitan Yudilevich, PhD. P.O.B. 2250, Haifa 31021, Israel	Director	Corporate Vice President, Business Development and Marketing of Rafael Armament Development Authority Ltd.
Reuben Baron (3) Yoqneam Industrial Park, Building 7, Yoqneam 20600, Israel	Chief Executive Officer	President and Chief Executive Officer of RDC.
Ronit Ben-Haiyun Yoqneam Industrial Park, Building 7, Yoqneam 20600, Israel	Finance Officer	Finance Officer of RDC.

(1) As of June 23, 2004 Mr. Erel owned 21,751 Ordinary Shares.

(2) As of June 23, 2004 Mr. Shalgi owned 3,807 Ordinary Shares.

(3) As of June 23, 2004 Mr. Baron owned 1,000 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers

o f

DEP Technology Holdings Ltd.

(as of July 20, 2004)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Doron Birger 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Director	President and Chief Executive Officer of Elron.
Moshe Fourier 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice President & Chief Technology Officer	Vice President and Chief Technology Officer of Elron.
Tal Raz 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President, Chief Financial Officer of Elron.
Paul Weinberg 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Director	General Counsel and Corporate Secretary of Elron.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers

of

Elron Electronic Industries Ltd.

(as of July 20, 2004)

Citizenship is the same as country of address, unless otherwise noted.
Name & Address	Position	Current Principal Occupation
Ami Erel (1) 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	President & Chief Executive Officer of DIC.
Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 90805, Israel	Director	Director of Companies
Yaacov Goldman 39 Nachlieli Street, Hod Hasharon 45355, Israel	External Director	Certified Public Accountant
Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan 52521, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.
Dr. Chen Barir (2) 26 Harav Amiel Street, Tel Aviv 62263, Israel	Director	Chairman of Galil Medical Ltd.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Oren Lieder 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Senior Vice President and Chief Financial Officer of DIC.
Dori Manor (*) 18 Hareches Street, Savion 56538, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dr. Dalia Megiddo (3) Globus Communication Center, Suite 220, Neve Ilan 90850, Israel	Director	Managing Partner of InnoMed Ventures L.P
Prof. Yair Be'ery 6 Sweden Street, Petah Tikva 49317, Israel	Director	Professor - Department of Electrical Engineering, Tel Aviv University.
Professor Daniel Sipper 3 Kadesh Barnea Street, Apt. 39 Tel Aviv 69986, Israel	External Director	Professor - Department of Engineering, Tel Aviv University
Doron Birger 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	President and Chief Executive Officer	President and Chief Executive Officer of Elron.
Moshe Fourier 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice President and Chief Technology Officer	Vice President and Chief Technology Officer of Elron.
Tal Raz 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice President, Chief Financial Officer	Vice President, Chief Financial Officer of Elron.
Shmuel Kidron 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Elron.
Avishai Friedman 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice President Business Development	Vice President - Business Development of Elron

(*) Dual citizen of Israel and France.

(1) As of June 23, 2004 Mr. Erel owned 21,751 Ordinary Shares.

(2) As of June 23, 2004 Dr. Barir owned options that are exercisable within 60 days of such date to purchase from the Issuer 25,000 Ordinary Shares at a price of $12 per share.

(3) As of June 23, 2004 Dr. Megiddo owned options that are exercisable within 60 days of such date to purchase from the Issuer 11,000 Ordinary Shares at a price of $12.15 per share.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers

of

Discount Investment Corporation Ltd.

(as of July 20, 2004)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development, DIC and Clal Industries and Investments Ltd.; Director of companies.
Shelly Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Development; Chairman of Clal Tourism Ltd.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of Ganden Holdings; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Co-director of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development.
Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.
Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.
Gideon Dover 11 Hamaalot Street, Herzlia B 46583, Israel	External Director	Chief Executive Officer and director of Dover Medical and Scientific Equipment Ltd.
Isaac Manor (*) 26 Hagderot Street, Savion 56526, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (*) 18 Hareches Street, Savion 56538, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Darko Horvat (**) Aktiva Group, 12 Carlos Place, London W1K 2ET, United Kingdom	Director	President of Aktiva group.
Ami Erel (1) 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	President and Chief Executive Officer	President and Chief Executive Officer of DIC.
Oren Lieder 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of DIC.
Raanan Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC.

Michel Dahan 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of DIC.

(*) Dual citizen of Israel and France.

(**) Citizen of Slovenia.

(1) As of June 23, 2004 Mr. Erel owned 21,751 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule E

Directors and Executive Officers

of

IDB Development Corporation Ltd.

(as of July 20, 2004)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development, DIC and Clal Industries and Investments Ltd.; Director of companies.
Shelly Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of Ganden Holdings; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Co-director of UKI Investments.
Shay Livnat 26 Shalva Street, Herzlia Pituach 46705, Israel	Director	President of Zoe Holdings Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director and Chief Executive Officer	Chief Executive Officer of IDB Development.
Isaac Manor (*) 26 Hagderot Street, Savion 56526, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (*) 18 Hareches Street, Savion 56538, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Darko Horvat (**) Aktiva Group, 12 Carlos Place, London W1K 2ET, United Kingdom	Director	President of Aktiva group.
Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.
Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.
Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of IDB Development; Chairman of Clal Tourism Ltd.
Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of IDB Development; Chief Financial Officer of IDB Holding.
Avi Shani 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments and Chief Economist	Vice President, Investments and Chief Economist of IDB Development.
Ari Raved 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding and IDB Development.

Ruti Sapan 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President, Management Resources	Vice President, Management Resources of IDB Development.

(*) Dual citizen of Israel and France.

(**) Citizen of Slovenia.

(***) Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule F

Directors and Executive Officers

of

IDB Holding Corporation Ltd.

(as of July 20, 2004)

Citizenship is the same as country of address, unless otherwise noted.
Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development, DIC and Clal Industries and Investments Ltd.; Director of companies.
Isaac Manor (*) 26 Hagderot Street, Savion 56526, Israel	Deputy Chairman of the Board of Directors	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Shelly Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Development; Chairman of Clal Tourism Ltd.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of Ganden Holdings; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Co-director of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development.
Dori Manor (*) 18 Hareches Street, Savion 56538, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Darko Horvat (**) Aktiva Group, 12 Carlos Place, London W1K 2ET, United Kingdom	Director	President of Aktiva group.
Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.
Shmuel Lachman 9A Khilat Jatomir Street, Tel Aviv 69405, Israel	External Director	Information technology consultant
Daniel Doron 16 Levi Eshkol Street, Tel Aviv 69361, Israel	External Director	Business consultant.
Rolando Eisen 2 "A" Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Financial Officer	Chief Financial Officer of IDB Holding; Executive Vice President and Chief Financial Officer of IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding and IDB Development.

(*) Dual citizen of Israel and France.

(**) Citizen of Slovenia.

(***) Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit 1

LOCK-UP LETTER AGREEMENT EXECUTED BY RDC

May 18, 2004

Merrill Lynch & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated,
Citigroup Global Markets Inc.
CIBC World Markets Corp.
Wells Fargo Securities, LLC
as Representatives of the several
Underwriters to be named in the
within-mentioned Purchase Agreement
c/o Merrill Lynch & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center
New York, New York 10080

Re: Proposed Public Offering by Given Imaging Ltd.

Dear Sirs:

The undersigned, a shareholder [and an officer and/or director] of Given Imaging Ltd., an Israeli company (the "Company"), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Citigroup Global Markets Inc. ("Citigroup"), CIBC World Markets Corp. and Wells Fargo Securities, LLC propose to enter into a Purchase Agreement (the "Purchase Agreement") with the Company and the Selling Shareholders providing for the public offering of shares (the "Securities") of the Company's ordinary shares, par value NIS 0.05 per share (the "Ordinary Shares"). In recognition of the benefit that such an offering will confer upon the undersigned as a shareholder [and an officer and/or director] of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Purchase Agreement that, during a period of 90 days from the date of the Purchase Agreement, the undersigned will not, without the prior written consent of Merrill Lynch and Citigroup directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise.

Very truly yours,

 (signed) Signature: R.D.C. - Rafael Development Corporation Ltd.

Print Name: Reuben Baron

Exhibit 2

LOCK-UP LETTER AGREEMENT EXECUTED BY ELRON

May 21, 2004

Merrill Lynch & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated,

Citigroup Global Markets Inc.

CIBC World Markets Corp.

Wells Fargo Securities, LLC

as Representatives of the several
Underwriters to be named in the
within-mentioned Purchase Agreement
c/o Merrill Lynch & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

4 World Financial Center
New York, New York 10080

Re: Proposed Public Offering by Given Imaging Ltd.

Dear Sirs:

The undersigned, a shareholders of Given Imaging Ltd., an Israeli company (the "Company"), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Citigroup Global Markets Inc. ("Citigroup"), CIBC World Markets Corp. and Wells Fargo Securities, LLC propose to enter into a Purchase Agreement (the "Purchase Agreement") with the Company and the Selling Shareholders providing for the public offering of shares (the "Securities") of the Company's ordinary shares, par value NIS 0.05 per share (the "Ordinary Shares"). In recognition of the benefit that such an offering will confer upon the undersigned as a shareholders of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Purchase Agreement that, during a period of 90 days from the date of the Purchase Agreement, the undersigned will not, without the prior written consent of Merrill Lynch and Citigroup directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise.

Notwithstanding the foregoing, the undersigned may transfer up to 21,751 Ordinary Shares (as adjusted for any share split, share dividend, recapitalization or the like) to Mr. Ami Erel (the "Transferee"); provided, however, that prior to any such transfer, the Transferee shall execute an agreement, reasonably satisfactory to Merrill Lynch and Citigroup, pursuant to which he shall shall agree to receive and hold such Ordinary Shares subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof.

Very truly yours,

(signed)

Signature: Elron Electronic Industries Ltd.

Print Name: Paul Weinberg, Doron Birger

Exhibit 3

LOCK-UP LETTER AGREEMENT EXECUTED BY DIC

Tel Aviv, May 24, 2004

Our Ref: G6 - 4060

Merrill Lynch & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated,

Citigroup Global Markets Inc.

CIBC World Markets Corp.

Wells Fargo Securities, LLC

as Representatives of the several
Underwriters to be named in the
within-mentioned Purchase Agreement
c/o Merrill Lynch & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

4 World Financial Center
New York, New York 10080

Re: Proposed Public Offering by Given Imaging Ltd.

Dear Sirs:

The undersigned, a shareholder of Given Imaging Ltd., an Israeli company (the "Company"), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Citigroup Global Markets Inc. ("Citigroup"), CIBC World Markets Corp. and Wells Fargo Securities, LLC propose to enter into a Purchase Agreement (the "Purchase Agreement") with the Company and the Selling Shareholders providing for the public offering of shares (the "Securities") of the Company's ordinary shares, par value NIS 0.05 per share (the "Ordinary Shares"). In recognition of the benefit that such an offering will confer upon the undersigned as a shareholder of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Purchase Agreement that, during a period of 90 days from the date of the Purchase Agreement, the undersigned will not, without the prior written consent of Merrill Lynch and Citigroup directly or indirectly, (i) offer, pledge (other than by way of a floating charge of all the assets of the undersigned), sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of (except for creating such a floating charge) or transfer any shares of the Company's Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise; provided, however, that the foregoing shall not prohibit the creation by the undersigned of a floating charge of all the assets of the undersigned; and provided further that the foregoing restrictions shall not apply to any of the Ordinary Shares of the undersigned that may be sold to such underwriters pursuant to the Purchase Agreement.

It is understood that, if (i) the Company notifies you that it does not intend to proceed with such an offering, or (ii) if the Purchase Agreement is not executed before August 31, 2004, or (iii) if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Ordinary Shares to be sold by the Company pursuant to the Purchase Agreement, we will be released from our obligations under this Lock-Up Letter Agreement.

Very truly yours,

(signed)

Discount Investment Corporation Ltd.